One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 3, 2007

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Filing Desk

Re:	QIAGEN N.V.

Registration Statement on Form F-4 filed on June 15, 2007

SEC File No. 333-143791

Schedule TO-T filed on June 15, 2007

SEC File No. 5-46641

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1 to F-4”) to the Company’s Registration Statement on Form F-4, initially filed with the Commission on June 15, 2007 (the “Registration Statement”), and Amendment No. 1 (“Amendment No. 1 to TO”) to the Company’s tender offer statement on Schedule TO-T, initially filed with the Commission on June 15, 2007 (the “Schedule TO”). Set forth below are the Company’s responses to the comments of the Commission’s staff (the “Staff”) given by letter (the “Comment Letter”) dated June 29, 2007 from Nicholas P. Panos. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of Amendment No. 1 to F-4 and Amendment No. 1 to TO and one courtesy copy of this letter to Mr. Panos of the Commission.

Form F-4

General

1.	Comment: The registration statement makes numerous references to a second-step transaction. For example, the introductory remarks that precede the Table of Contents indicate that “this prospectus also relates to the ordinary shares that may be issued by QIAGEN in the merger.” Please provide us with a brief legal analysis explaining QIAGEN’s apparent belief that a post-effective registration statement is not required to effectuate the second step transaction even if QIAGEN beneficially owns 90% or greater of the outstanding shares following completion of the tender offer. In preparing QIAGEN’s response, please specifically address the statement in the Form F-4 adopting release that indicates “[a] post-effective amendment would have to be filed to provide information with respect to the second step merger.” Refer to Securities Act Release No. 6579 (April 23, 1985). Alternatively, please revise the registration statement to the extent

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

necessary to remove the implication that QIAGEN has no intention to file a post-effective amendment.

Response: The Company respectfully submits to the Commission that the clause “[a] post-effective amendment would have to be filed to provide information with respect to the second step merger” from the 1985 Form F-4 adopting release should be interpreted in the context of the full text of the release in which the clause appears, the language in the Form F-4 which the release purports to elucidate, a related SEC no-action letter issued in the same year of the release and the current practice of the securities bar. The Company respectfully submits to the Commission that this context suggests that the Commission has not adopted a uniform position requiring a post-effective amendment in every instance in which a second step merger follows an exchange offer. The Company believes that such a post-effective amendment is not required where the second step transaction is adequately described in the registration statement describing the exchange offer and that registration statement is delivered to the stockholders of the target who are entitled to receive either the Schedule 14C relating to the long-form merger or the notice and related documentation relating to the short-form merger.

In support of this position, the Company has reproduced below the full text of the paragraph in which the clause appears and the immediately following paragraph:

“General Instruction F has been added to address situations where the registrant uses Form F-4 for an offering of securities in connection with business combination transactions which will be effected on a delayed basis. In that case, the registrant must furnish information concerning the contemplated transaction(s) and the company(ies) being acquired as of the date of initial effectiveness only to the extent practicable. The required information about the specific transaction(s) and the particular company(ies) being acquired generally must be provided by post-effective amendment. For example, where an acquisition will be effected in a multi-step transaction in which there is an exchange offer followed by a merger, the initial registration statement would contain a prospectus that includes information about the exchange offer. A post-effective amendment would have to be filed to provide information with respect to the second step merger.

In order to implement the content of General Instruction F, an undertaking has been added to Item 22 of the Form. This undertaking, to file post-effective amendments with respect to transactions contemplated after effectiveness, is required in addition to the undertakings required by Item 512(a) of Regulation S-K. The new undertaking will ensure that the use of Rule 415 cannot be used to implement Recommendation Twelve of the Advisory Committee’s recommendations, by allowing the use of a prospectus supplement to provide for the immediate commencement of an exchange offer.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

The two sentences that precede the clause contemplate a situation where the registrant lacks information about the transaction or the target. In that situation, the registrant need only “furnish information concerning the contemplated transaction(s) and the company(ies) being acquired as of the date of initial effectiveness only to the extent practicable.” Once the information regarding the specific transaction and the specific target company becomes available it “generally must be provided by post-effective amendment.” The Company believes the use of the word “generally” indicates that the rationale set forth in the release will not apply in every instance and specifically should not apply to the Registration Statement, which contains a full description of the target, Digene Corporation (“Digene”), and both potential second step merger transactions. To the extent that additional information is required to be included in the Registration Statement after it is declared effective, that information can be incorporated by reference into the Registration Statement through the documents filed by QIAGEN and Digene pursuant to Sections 31(a), 13(c) or 15(d) of the Exchange Act of 1934, which will continue to be incorporated by reference into the Registration Statement until the date the merger is closed.

Moreover, QIAGEN will deliver other disclosure documents to the Digene stockholders in conjunction with the second-step merger. As disclosed in the Registration Statement, if QIAGEN completes the tender offer but owns less than 90% of Digene’s outstanding shares of common stock after the tender offer and QIAGEN does not exercise its option to purchase shares directly from Digene, then the merger will require Digene stockholder approval, and QIAGEN will complete the merger only after a information statement regarding the merger is disseminated to Digene stockholders. If after completion of the exchange offer, QIAGEN owns at least 90% of Digene’s outstanding shares, or if QIAGEN exercises its option to purchase additional shares of common stock directly from Digene to reach the 90% ownership threshold, QIAGEN will then cause Digene to merge with and into Merger Sub in a “short-form” merger, but only after providing the notice required under Delaware law and providing disclosure documents that are comparable to those set forth in the Occidental Petroleum Corp. (February 27, 1981) and Southland Royalty Company (May 10, 1976) no action letters.

The Company notes that general instruction F of Form F-4 itself does not contain a specific requirement that an exchange offer registration statement must be followed by a post-effective amendment providing information with respect to the second step merger. Rather, it only requires a post-effective amendment to include the required information about the specific transaction and the particular company being acquired that was omitted from the registration statement at effectiveness because it was not then practicable to include it. Similarly, the undertaking in Item 22 of the Form F-4, which the release indicates was added to Form F-4 to implement the content of general instruction F, only requires the registrant “to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.” The Company respectfully submits that both Digene and both potential second step merger transactions were the subject of, and included in, the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

The Company believes that the principal purpose of instruction F of Form F-4 and the undertaking in item 22 (and the comparable instruction and undertakings in Form S-41) is to make clear that Form F-4 can be used for Rule 415 shelf registrations of securities to be issued from time to time in future business combination transactions, subject to the requirement that a post-effective amendment to the shelf registration statement is required once information regarding a specific transaction and a specific target company is known.2 Thus, the Service Corporation International (December 2, 1985) interpretive letter describing the comparable instruction in Form S-4 focuses on the S-4’s use for acquisition shelf registrations and contains no discussion requiring that an exchange offer registration statement must be followed by a post-effective amendment providing information with respect to the second step merger.

The Company has reviewed the EDGAR database and found five instances in which a post-effective amendment has been filed to effectuate a long-form merger3 and no instances in which a post-effective amendment has been filed in connection with a short-form merger. Given the large number of registered tender offers that have occurred since the EDGAR system was implemented in 1993, the Company respectfully submits that the securities bar does not believe such post-effective amendments are the only means of registering the shares to be issued in the second step merger transaction.

Finally, on a number of occasions and as recently as November 2006, the Commission has indicated that it does not want to provide a “regulatory disincentive to structuring an acquisition of securities as a tender offer, as compared to a statutory merger.”4 Instituting a policy in which the shares to be issued in any second step merger transaction (and specifically including any short-form merger transaction) that follows a registered exchange offer must be registered via a post-effective amendment that must be reviewed and cleared by the Staff would once again raise the specter of regulatory uncertainty and unnecessary delays and could discourage the use of tenders offers as an acquisition mechanism, which would not best serve the interests of the stockholders of the target companies.

[1]	See instruction H and the undertaking in item 22 of Form S-4. The 1985 adopting release for Form S-4 contains language that is identical to the above-reference language from the Form F-4 release.
[2]

A secondary focus of the instruction and the related undertaking is to prohibit the use of acquisition shelf registration statements to immediately commence a tender offer. See p. 5 of Release No. 33-6579, Release No 19— Business Combination Transactions—Adoption of Registration Form, April 23, 1985.

[3]

See iVillage Inc. (SEC File No. 333-84532), The Titan Corporation (SEC File No. 333-64768), Northrop Grumman Corporation (SEC File No. 333-61506), II-VI Incorporated (SEC File No. 333-41314), and RJR Nabisco Holdings Corp. (SEC File No. 033-55767)

[4]	See p. 3 of Release No. 34-54684, Amendments to the Tender Offer Best-Price Rules, November 1, 2006.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

Early Commencement

2.	Comment: Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that QIAGEN will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation, or advise.

Response: The Commission’s comment is noted and the Company confirms that it will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3.

Selected Historical Consolidated Financial Information, page 12

3.	Comment: Because the financial information required by Item 1010(a) and (b) has been incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. Consolidated financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c)(4) and (5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure set forth in the section of the Registration Statement entitled “Selected Consolidated Historical Financial Information” to include the required financial information. In addition, Item 10 of Amendment No. 1 to TO expressly incorporates by reference the information regarding the ratio of earnings to fixed charges set forth in the section of the Registration Statement entitled “Selected Consolidated Historical Financial Information”, and the information regarding book value per share set forth in the section of the Registration Statement entitled “Unaudited Comparative Per Common Share Data”.

Note Regarding Forward-Looking Statements . . . . page 29

4.	Comment: We note the reference to the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please include disclosure in the Form F-4 stating that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response. In response to the Staff’s comment, the Company has revised the disclosure on page 30 of Amendment No. 1 to Form F-4 to state that the safe harbor for forward-

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, does not apply to forward-looking statements made in connection with a tender offer.

Effect of Tendering Shares, page 60

5.	Comment: Explain to us the purpose of the language that any interpretation of the offer terms and conditions by QIAGEN “will be final and binding upon all parties.” Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the QIAGEN’s determinations.

Response: In response to the Staff’s comment, the Company has revised the language on pages 60 and 61 of Amendment No. 1 to Form F-4 to include the following language after the words final and binding: “, subject to a court of law having jurisdiction regarding such matters and the rights of Digene stockholders to challenge our determinations”.

Conditions of the Offer, page 61

6.	Comment: The disclosure indicates that once a condition is triggered, a failure by QIAGEN to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that QIAGEN reserves the right to conduct an illusory offer.

Response: In response to the Staff’s comment, the Company has revised the language on pages 64-65 of Amendment No. 1 to Form F-4 to clarify that all other conditions of the offer, other than those related to the receipt of any governmental regulatory approvals necessary to consummate the offer, will be either satisfied or waived by us on or before the expiration of the offer.

7.	Comment: The opening paragraph states QIAGEN may delay the acceptance for payment of tendered securities depending upon its determination of the satisfaction or waiver of the offer conditions. We believe that if acceptance for payment were delayed as described, the conditions would effective serve QIAGEN as an ongoing right that QIAGEN may assert or waive after expiration of the offer. Please revise the disclosure to remove the implication that QIAGEN may lawfully delay acceptance for payment for reasons other than satisfying offer conditions involving the receipt of governmental approvals.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

Response: In response to the Staff’s comment, the Company has revised the language on page 62 of Amendment No. 1 to F-4 to indicate that payment may only be delayed in anticipation of governmental regulatory approvals. In this regard, the Company has revised the disclosure on pages 64-65 to indicate that all offer conditions, except those related to the receipt of governmental regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

Top-up Option, page 77

8.	Comment: Advise us whether or not the irrevocable option grant occurred prior to the time the tender offer was announced. See Rule 14e-5 of Regulation 14E.

Response: The top-up option was granted by Digene to the Company pursuant to section 1.3 of the Agreement and Plan of Merger, which was executed by the parties on the morning of Sunday, June 3, 2007, prior to the public announcement of the transaction and tender offer later that day. If the Company exercises the top-up option, the purchase of the shares thereunder will be done in compliance with Rule 14e-5, specifically under Rule14e-5(b)(1) “Exercises of securities.” In response to the Staff’s comment, the Company has added disclosure on pages vi and 78 to indicate that any purchase of shares pursuant to the top-up option will be made in compliance with Rule 14e-5.

Closing Comments

The Company understands that the Commission may have additional comments after reviewing Amendment No. 1 to F-4, Amendment No. 1 to TO and this letter. In addition, the Company, and its subsidiaries QIAGEN North American Holdings, Inc. and QIAGEN Merger Sub, LLC (together, the “Filing Persons”), acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Registration Statement, the Schedule TO, Amendment No. 1 to F-4 and Amendment No. 1 to TO;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

*        *        *        *        *

We hope that the above responses and related revisions included in Amendment No. 1 to F-4 and Amendment No. 1 to TO will be acceptable to the Commission. Please do not hesitate to call Jonathan L. Kravetz or Michael L. Fantozzi, Esq. of this firm at (617) 542-6000 with any comments or questions

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2007

regarding Amendment No. 1 to F-4, Amendment No. 1 to S-4 and this letter. We thank you for your time and attention.

Very truly yours,

/s/ Michael L. Fantozzi

Michael L. Fantozzi

cc:	Securities and Exchange Commission

Nicholas Panos

QIAGEN N.V.

Peer M. Schatz

Roland Sackers

Philipp von Hugo

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esquire

Megan N. Gates, Esquire

Digene Corporation

Daryl Faulkner

Joseph P. Slattery

Ballard Spahr Andrews & Ingersoll, LLP

Mary J. Mullany, Esq.

Morris Cheston, Jr., Esq.